SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC 20549

                          Amendment No. 1

                                to

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

             Providence and Worcester Railroad Company
                         (Name of Issuer)

                   Common Stock, $.50 par value
                  (Title of Class of Securities)

                            743737 10 8
                          (CUSIP Number)

                          Edwin G. Torrance
                       Hinckley, Allen & Snyder
               1500 Fleet Center, Providence, RI 02903
                       (401) 274-2000
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         October 6, 1994
           (Date of Event which Requires Filing of this
                            Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 743737 10 8

1)  Name of Reporting Person:

              Robert H. Eder

2)  Check the Appropriate Box if a Member of a Group

    (a)  X
    (b)

3)  SEC Use Only

4)  Source of Funds  - 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)  Citizenship or Place of Organization - U.S.A.

Number of          7)   Sole Voting Power:          921,912 shares
Shares Bene-
ficially Owned     8)   Shared Voting Power:          -0-   shares
by Each Reporting
Person With        9)   Sole Dispositive Power:     921,912 shares

                   10)  Shared Dispositive Power:     -0-   shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person

         996,492 shares*

    *Excludes 50,000 shares which may be acquired at any time by Robert H. Eder upon conversion of 500 shares of Preferred Stock of the issuer. Includes 74,580 shares held by Mr. Eder's wife, Linda Eder.

12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares [ ]

13) Percent of Class Represented by Amount in Row (11) = 50.5%

14) Type of Reporting Person (See Instructions)

         IN

CUSIP No. 743737 10 8

1)  Name of Reporting Person:

              Linda Eder

2)  Check the Appropriate Box if a Member of a Group

    (a)  X
    (b)

3)  SEC Use Only

4)  Source of Funds  - 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)  Citizenship or Place of Organization - U.S.A.

Number of          7)   Sole Voting Power:          74,580 shares
Shares Bene-
ficially Owned     8)   Shared Voting Power:          -0- shares
by Each Reporting
Person With        9)   Sole Dispositive Power:     74,580 shares

                   10)  Shared Dispositive Power:     -0-  shares

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   996,492 shares*

    *Excludes 50,000 shares which may be acquired at any time by Robert H. Eder, husband of Linda Eder, upon conversion of 500 shares of Preferred Stock of the issuer. Includes 921,912 shares held by Mr. Eder.

12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares [ ]

13) Percent of Class Represented by Amount in Row (11) = 50.5%

14) Type of Reporting Person (See Instructions)

                   IN

Item 1.  Security and Issuer

    Title of class of equity securities: Common Stock, $.50 par value.

    Name of issuer:  Providence and Worcester Railroad
Company.

    Address of issuer's principal executive offices: 75
Hammond Street, Worcester, MA 01601.

Item 2.  Identity and Background

    Name of persons filing this statement: Robert H. Eder and Linda Eder.

    Business address:  3601 Southeast Ocean Boulevard, Suite
203, Stuart, Florida 34996

    Present principal occupation or employment of Robert H.
Eder:  Chairman, Providence and Worcester Railroad Company, 75
Hammond Street, Worcester, MA 01601.

    Present principal occupation or employment of Linda Eder:
Vice President, Capital Properties, Inc., One Hospital Trust
Plaza, Suite 920, Providence, Rhode Island 02903.

    Neither person filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    Neither person filing this statement was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Both of the persons filing this statement are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

    The acquisition of shares of Common Stock of the issuer was effected through the conversion by Robert H. Eder of 827 shares of the Preferred Stock, $50 par value, of the issuer into 82,700 shares of Common Stock, $.50 par value, of the issuer, pursuant to conversion rights inherent in the issuer's
Preferred Stock. No other consideration was paid by Mr. Eder in connection with such conversion.

Item 4.  Purpose of Transaction

    The conversion by Mr. Eder of 827 shares of Preferred Stock of the issuer into 82,700 shares of Common Stock of the issuer was effected in order to increase Mr. Eder's ownership of Common Stock of the issuer while retaining a majority of the outstanding Preferred Stock.

Item 5.  Interest in Securities of the Issuer

         (a) As of October 31, 1994 the following securities were held of record by the persons filing this statement:

                Class of         Number of    Percentage of Out-
    Name        Securities       Shares       standing Shares

Robert H. Eder  Common Stock,
                $.50 par value   921,912           45.8%
                Preferred Stock,
                $50 par value        500           76.6%

Linda Eder      Common Stock,
                $.50 par value    74,580            3.7%

         The shares of Common Stock and Preferred Stock of the issuer held by each person named above may be deemed to be beneficially owned by the other.

         (b) The persons filing this statement have powers to vote and to dispose of shares of capital stock of the issuer as set forth below:

    Robert H. Eder:

         Sole power to vote or to direct the vote:
             Common Stock:  921,912 shares.  Preferred Stock:
             500 shares.

         Shared power to vote or to direct the vote:
             None

         Sole power to dispose or to direct the disposition:
             Common Stock:  921,912 shares.  Preferred Stock:
             500 shares

         Shared power to dispose or to direct the disposition:
             None

    Linda H. Eder:

         Sole power to vote or to direct the vote:
             Common Stock:  74,580 shares

         Shared power to vote or to direct the vote:
             None

         Sole power to dispose or to direct the disposition:
             Common Stock:  74,580 shares

         Shared power to dispose or to direct the disposition:

             None

         (c) Neither of the persons filing this statement has effected any transactions in the Common Stock, $.50 par value, of the issuer during the past 60 days, except pursuant to the conversion by Robert H. Eder of shares of Preferred Stock of the issuer into Common Stock, as described under item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Robert H. Eder and Linda Eder are husband and wife and may accordingly be expected to vote and otherwise deal in and with their shares of capital stock of the issuer in concert; otherwise, there are no contracts, arrangements, or understandings or relationships among the persons filing this statement requiring disclosure under this item.

Item 7. Material to be Filed as Exhibits

    Not applicable.

                              SIGNATURES


    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 __________________________
                                 Robert H. Eder


                                 __________________________
                                 Linda Eder

Date:  November __, 1994